UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41421

Alvotech
(Translation of registrant's name into English)

9, Rue de Bitbourg,
L-1273 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Business Update

On December 16, 2025, Alvotech (the “Company”) provided a business update, including guidance with respect to its financial performance for the fourth quarter of 2025 and financial year 2026.

The Company reaffirmed the full year outlook for 2025, as updated on November 2, 2025, with anticipated total revenues in 2025 to be in the range of $570 to $600 million and adjusted EBITDA in the range of $130 to $150 million. For 2026, the Company anticipates total revenues in the range of $650-$700 million and expects adjusted EBITDA to increase to $180-$220 million. The guidance for 2026 takes into account the impact of any further delays in obtaining marketing approval from the U.S. Food and Drug Administration (“FDA”) as a result of the Complete Response Letter (“CRL”) received for AVT05 (PFS/AI and vial presentations), proposed biosimilars to Simponi® and Simponi Aria®, and AVT06, a proposed biosimilar to Eylea®. It also assumes that the Company may receive a CRL for AVT03, a proposed biosimilar to Prolia® and Xgeva®. The guidance is based on the assumption, which may prove to be incorrect, that the Company will receive marketing approval from the FDA by late 2026 for the product candidates that have pending applications. The Company and its U.S. commercial partner have reached a settlement and license agreement with Regeneron Pharmaceuticals Inc. concerning the launch of AVT06, the Company’s proposed biosimilar to Eylea® in the United States. The agreement grants a license entry date for AVT06 in the United States in the fourth quarter of 2026, or potentially earlier if certain conditions are met. In its guidance, the Company has made the conservative assumption that U.S. launches of new biosimilars will have minimal impact on topline revenues in 2026, and the lower end of the revenue range reflects the conservative view without revenues from new launches in the U.S..

Adjusted EBITDA is a non-IFRS measure which is defined in the Company’s latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 27, 2025. The Company’s management uses and presents IFRS results as well as the non-IFRS measure of adjusted EBITDA to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, the Company’s management believes non-IFRS measures are useful to further understand the Company’s current performance, performance trends, and financial condition.  The Company has presented its expectations regarding adjusted EBITDA without presenting the most directly comparable IFRS measure or a corresponding quantitative reconciliation, as such information is not available to the Company without unreasonable efforts at the time of the release of this preliminary financial information. The Company is not able to estimate net (loss) income on a forward-looking basis without unreasonable efforts due to the variability and complexity with respect to the charges excluded from adjusted EBITDA.

The information contained under the heading “Business Update” of this Report on Form 6-K (this “Report”) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Convertible Bond Offering

On December 17, 2025, the Company issued a press release (the “Press Release”) to announce that it had completed an offshore offering (the “Bond Offering”) of $108 million senior unsecured convertible bonds due 2030 (the “Convertible Bonds”) in a private placement to professional investors in a transaction exempt from registration pursuant to Regulation S under the Securities Act. A copy of the press release is attached hereto as Exhibit 99.1.

The Convertible Bonds carry a coupon of 6.875%, payable semi-annually in arrear, issued at par in denominations of $200,000, and are convertible from the 41st day of their issuance into Swedish Depositary Receipts (“SDRs”) with an initial conversion price of $5.9224 per SDR (a premium of 25% over the reference price of $4.7379 per SDR). The Company may call the Convertible Bonds at any time on or after 3 years and 21 calendar day after the settlement date, if the volume weighted average trading price (VWAP) of the Share is at least 150% of the conversion price on at least 20 out of 30 consecutive trading days. The Convertible Bonds include customary adjustments and anti-dilution provisions, and a conversion price reset mechanism designed to maintain fair conversion conditions for the investors in the event of an equity or equity-linked capital raise during the first 24 months after settlement. The Company intends to use the net proceeds from the Bond Offering to invest in its R&D pipeline, scale and product launches. The Company expects to settle the Convertible Bonds on December 22, 2025.

The information contained under the heading “Convertible Bond Offering” of this Report, excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136, 333-273262, 333-275111, 333-281684), the Company’s registration statement on Form F-3ASR (File No. 333-289006), and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

Cautionary note on forward-looking statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial operating performance of the Company and may include, for example, the Company’s ability to satisfy the closing conditions and close the Bond Offering on its expected timeline, or at all, the anticipated use of proceeds from the Bond Offering, and the Company’s expectations regarding its expected future business, financial performance (including financial results, forecasts and projections), financial condition, liquidity, prospects, anticipated growth, market expansion, the potential approval and commercial launch of the Company’s product candidates, including their timing, product availability, strategies and opportunities. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 17, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alvotech
(Registrant)

Date: December 17, 2025	/s/ Tanya Zharov
Tanya Zharov
General Counsel